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                                                        Exhibit (3)(a)

     RESOLVED, by the Board of Directors of Sundstrand Corporation, that the By-laws of the Corporation be, and they hereby are, amended effective May 1, 1996, as follows:

     1. The first sentence of Section 4.1 is amended to delete the words "an Executive Vice President for Special Projects;" after the word "Industrial;".

     2.     Section 4.10 is deleted in its entirety.

     3. Sections 4.11 through 4.16 are renumbered as Sections 4.10 through 4.15, respectively.

     4. The first sentence of renumbered Section 4.10 is amended by adding the words "and environmental" before the word "matters" and is further amended by deleting the word "staff" and inserting in the place thereof the words "and environmental affairs staffs".